CHINA NATURAL RESOURCES, INC.
Room 2105, West Tower, Shun Tak Centre

200 Connaught Road C.

Sheung Wan, Hong Kong

January 17, 2008

FORM RW – VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:

Registration Statement on Form F-3

File No. 333-148267

Filed December 21, 2007

Ladies and Gentleman:

Reference is made to the above-captioned registration statement filed by China Natural Resources, Inc. (the “Registrant”) with the Securities and Exchange Commission on December 21, 2007 (the “Registration Statement”).

The Registrant has determined to withdraw the Registration Statement. The filed Registration Statement has not become effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile to our counsel, Steven I. Weinberger, Esq. of Schneider Weinberger & Beilly LLP at (561) 362-9612.

Please do not hesitate to call the undersigned at (011)(852)2810-7205 or Mr. Weinberger at (561) 362-9595 with any questions you may have regarding this letter and our request.

Very truly yours,
CHINA NATURAL RESOURCES INC.

By:	/s/ LI FEILIE
Li Feilie, President